OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

11 GOOD ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

286236 104
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 286236 104	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frederick C. Berndt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,089,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,089,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,089,000
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / X/

Excludes 11,000,000 shares of Series A Preferred Stock which have the same voting rights of common stock but are not convertible into common stock.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% - Common (45.6% voting capital stock when combining preferred stock and common stock held) (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 19,886,561 shares outstanding.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 286236 104	Page 3 of 4 Pages

On September 30, 2010, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 8-A became effective (File No. 000-54132). This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 8-A became effective.  For this reason, all references to source of funds have been answered not applicable. This filing represents Amendment No. 1 to the previously filed Schedule 13-D.

Item 1.  Security and Issuer

This statement relates to the Common Stock of 11 Good Energy, Inc. (the “Issuer”).  The Issuer’s executive office is located at 11 Good Energy, Inc., 4450 Belden Village Street, N.W., Suite 800, Canton, OH 44718.

Item 2.  Identity and Background

(a)	Frederick C. Berndt

(b)           4450 Belden Village Street, N.W., Suite 800, Canton, OH 44718

(c)	Chief Executive Officer of the Issuer.

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.    Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.   Purpose of Transactions

(a)	- (j) Not applicable.

This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 8-A. The Reporting Person has acquired the securities covered by this schedule for investment purposes. Mr. Berndt is currently a director and Chief Executive Officer of the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D.  However, Mr. Berndt, as a director of the Issuer, may in the future take actions in his fiduciary duty that would otherwise be required to be described in Item 4 of Schedule 13-D. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

SCHEDULE 13D

CUSIP No. 286236 104	Page 4 of 4 Pages

Item 5.   Interest in Securities of the Issuer

(a) - (b)  As of April 13, 2011, the Issuer has outstanding 19,886,561 shares of Common Stock and 11,000,000 shares of Series A Preferred Stock.  The Series A Preferred Stock have the same voting rights as the Common Stock (except as otherwise provided by applicable law) and do not have any conversion rights into Common Stock. All 11,000,000 shares of Series A Preferred Stock outstanding are owned by Mr. Berndt. Of the foregoing shares of Common Stock, the reporting person beneficially owns 3,089,000 shares of Common Stock, representing 15.5% of the outstanding Common Stock and 45.6% of the voting capital stock when combining Preferred Stock and Common Stock held. The reporting person has the sole power to dispose and vote of all shares of Common Stock and Preferred Stock owned by him.

(c)  Since September 2010, Mr. Berndt sold 466,000 shares as follows: 200,000 shares were sold on September 11, 2010 at $2.50 per share; 100,000 shares were sold on January 11, 2011 at $3.00 per share; and 166,000 shares were sold on March 17, 2011 at $3.00 per share.

(d) - (e)  Not Applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. Berndt’s employment contract dated as of November 11, 2007 provides for the Reporting Person to be Chief Executive Officer of the Issuer.

Item 7.  Materials to be filed as Exhibits

Employment contract entered into as of November 11, 2007. (Incorporated by reference to Exhibit 10.1 contained in the Registrant’s Form S-1filed with the SEC on April 19, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2011

Signature By: /s/ Frederick C. Berndt
                        Frederick C. Berndt